Ahern Rentals, Inc.

4241 South Arville Street

Las Vegas, Nevada 89013

December 15, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ahern Rentals, Inc.
Registration Statement on Form S-4
File No. 333-128688

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ahern Rentals, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on December 19, 2005, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AHERN RENTALS, INC.

By:	/s/ HOWARD L. BROWN
Howard L. Brown
Chief Financial Officer